
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2010

Via US Mail and Facsimile to (973) 924-5192

Thomas F. Splaine, Jr
Senior Vice President and Chief Financial Officer
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

> **Re:** **Investors Bancorp, Inc.**
> **Form 10-K for the Transition Period from June 30, 2009 to December 31, 2009**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2009 and March 31, 2010**
> **File No. 000-51557**

Dear Mr. Splaine:

We have reviewed your filings and response to our comment letter dated March 19, 2010 and have the following comments.

Form 10-K for the Transition Period from June 30, 2009 to December 31, 2009

Item 5. Selected Financial Data, page 44

1. We note your presentation of tangible capital to tangible assets on page 45. This financial measure appears to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. In future filings, please clearly label these financial measures as non-GAAP, explain how you derive both tangible capital and tangible assets, and disclose why you believe this ratio is useful to investors.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Loans, page 49

2.   We note from the non-performing loans tabular disclosure on page 50 that your non-performing loans have increased since March 31, 2009. In addition, we note from your response to prior comment five of our letter dated February 26, 2010 on the June 30, 2009 Form 10-K that you will obtain an updated appraisal for your non-accrual or impaired loans when the recent appraisal no longer reflects the current market conditions. Please tell us and revise your future filings to disclose the following:

   - The typical timing surrounding when you request an updated appraisal for an already classified non-accrual and/or impaired loan; and

   - How you determine whether to obtain an updated appraisal or make downward adjustments to the previous appraisal as you provided in your response to comment five from our previous letter dated February 26, 2010.

Item 7. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (2) Business Combinations, page 77

3.   We note your response to prior comment two of our letter dated February 26, 2010. Please confirm that you will include the disclosures required by paragraph 51(e), as presented in your response, and paragraph 52 of SFAS 141 in your Form 10-Q for the period ended June 30, 2010. Also, in your disclosure please present separately the loans receivable and allowance for loan loss acquired, if applicable.

Exhibits 31.1 and 31.2

4.   Please revise your future Forms 10-K to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Specifically, please include the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5 as required and similar to that included in your subsequently filed Forms 10-Q.

Form 10-Q for the Quarter Ended March 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at March 31, 2010 and December 31, 2009

Net Loans, page 29

5.   We note the disclosure on page 31 that there were net charges-offs of $5.2 million for the quarter ended March 31, 2009 and that $3.25 million of it was in the construction portfolio. In addition, we note for the six months ended December 31, 2009 that there were $15.0 million in net charge-offs related to 12 construction loans. Please tell us and revise future filings to disclose the triggering events or other circumstances that led to the significant credit deterioration resulting in these and all future loan charge-offs.

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        You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3484 if you have questions.

                                                Sincerely,

                                                John A. Spitz
                                                Staff Accountant